SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  August 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

  RECORD MONTH FOR RYANAIR IN JULY
TRAFFIC GROWS 12% TO 11.3M CUSTOMERS
LOAD FACTOR RISES 1% TO 96% ON LOWER FARES

Ryanair, Europe's favourite airline, today (3 Aug) released July traffic statistics as follows:

●     Traffic grew 12% to 11.3m customers.
●     Load factor rose 1% to 96%.
●     Rolling annual traffic to July grew 16% to 110.7m customers.

	Jul 15	Jul 16	Change
Customers	10.1M	11.3M	+12%
Load Factor	95%	96%	+1%

Ryanair's Kenny Jacobs said:

"July was a record month for Ryanair as our traffic grew by 12% to 11.3m customers and we became the first airline in the world to carry over 11m international passengers in one month, with a load factor of 96%.

These record passenger figures were delivered at lower fares, and thanks to the continuing success of our "Always Getting Better" programme which continues to win new customers and new markets, despite yet more French ATC strikes and continuing post-Brexit market uncertainty.

Our customers, and in particular families, are flying in even greater numbers this summer, thanks to Ryanair's lower fares that are already down 10% versus last year."

ENDS

For further information
please contact:
Robin Kiely                                  Joe Carmody
                                          Ryanair Ltd                                 Edelman Ireland
                                          Tel: +353-1-9451949                    Tel: +353-1-6789333
                            press@ryanair.com                    ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 August, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary